

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2012

Via E-mail
Mohit Bhansali
President and Chief Executive Officer
Solid Solar Energy, Inc.
110 Greene Street, Suite 403
New York, New York 10012

> **Re:** **Solid Solar Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 16, 2012**
> **File No. 333-183360**

Dear Mr. Bhansali:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Given the amount and nature of your current assets and operations, it appears that Solid Solar Energy, Inc. may be a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Rather, it is determined based on the amount and nature of your current assets and operations. In addition, the shares being registered for resale constitute over 90% of the company's shares currently outstanding. SEC Release No.33-8869 (2007) makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be

underwriters whose sales are designed to create a market in the company's securities. Therefore, we ask that you:

- Please provide us with a detailed legal analysis explaining why you would not qualify as a shell company. Otherwise, revise the prospectus cover page to state that you are a shell company, to indicate that the selling shareholders "are underwriters," and to fix the offering price for the duration of the offering.

- In addition, please make conforming changes throughout the prospectus, including the Plan of Distribution section on page 20.

2. We note that since inception you have had minimal operations, no sales, revenues or employees. In view of the foregoing, it appears that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your registration statement to comply with Rule 419 of Regulation C. Otherwise, please explain why Rule 419 does not apply to this offering.

3. To the extent applicable, please revise your prospectus to disclose all other registration statements of companies for which your sole officer and director and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and director and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

4. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

5.   We encourage you to file all exhibits with your next amendment, or otherwise furnish us a draft of the legal opinion. Please understand that we will need adequate time to review these materials before effectiveness.

6.   In an appropriate section of the filing please include description of property disclosure in accordance with Item 102 of Regulation S-K, and to the extent applicable, a brief description of any material pending legal proceedings. Refer to Item 103 of Regulation S-K.

Prospectus Cover Page

7.   Please revise your disclosure to include the selling stockholders' anticipated net proceeds from the offering on an aggregate basis. Refer to Item 501(b)(3) of Regulation S-K.

Summary, page 1

8.   Please disclose that the auditors have expressed a going concern opinion.

9.   Briefly disclose the transaction pursuant to which the selling shareholders acquired the shares covered by the registration statement, including when the securities were sold to the selling shareholders, the total consideration received by the company, the material terms of any agreements pursuant to which the selling shareholders acquired the shares and any rights attached to the resale shares (i.e., registration rights). Please consider filing the agreements related to such rights as exhibits to the registration statement. Please also address this comment in your "Selling Stockholders" section on page 18 of the filing.

10.   In accordance with Item 503(b) of Regulation S-K, please include here your business address and telephone number.

The Offering, page 1

11.   Your selling stockholders are offering up to 9,442,455 shares of your common stock. However, on page 18, the total number of shares offered adds up to only 9,441,955. Please advise or revise accordingly.

Special Note Regarding Forward Looking Statements, page 2

12.   We note your disclosure at the end of the paragraph where you state that you "do not guarantee the accuracy or completeness of [third party market data used throughout the prospectus]." Please note that you are responsible for the entire content of the registration statement and that you may not use language that would be interpreted as a disclaimer of the information you have chosen to include in the filing. Please revise your disclosure accordingly.

Risk Factors, page 2

We will likely require additional resources to fully implement our business plan and may be forced to curtail or cease operations…, page 3

13.   Please revise your disclosure here to quantify the minimum capital requirement needed to implement your business plan during the next 12 months, as well as disclose that you currently have no commitments to raise any funds.

Our sole officer and director may have conflicts of interest…, page 3

14.   Please expand your disclosure at the end of the paragraph to discuss the types of conflicts of interests that may arise given Mr. Bhansali's employment with Icarus Wind Energy, Inc. or other companies.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

Overview, page 8

15.   Your disclosure here should accurately describe the fact that since inception you have not recognized any revenues. Stating that "[r]evenue is derived from renewable energy credits/certificates" implies otherwise. Please revise your disclosure accordingly.

Recent Developments, page 8

16.   We note on page 9 the description of the December 2011 transaction in which you purchased a residential power plan solar customer agreement. On page F-7, you state "The Company installs and maintains solar energy panel systems on residential housing units at no cost to the end user. Revenue is derived from renewable energy credits/certificates and billing of solar converted electricity." Please revise the discussion in MD&A and the footnotes to explain the terms of the customer agreement, to whom you would bill for services rendered, and the factors preventing you from recognizing revenue thereupon currently. Describe the services you have performed to date and how they are presented in the financial statements.

Liquidity and Capital Resources – Going Concern, page 11

17.   We note your statement that cash on hand of $9,932 as of June 30, 2012, "is not considered sufficient to meet the obligations over the following twelve month period and management considers it necessary to raise funds through sale of equity issues (common stock) or through traditional debt financing." Please revise to provide a discussion of: i) your operating cash requirements for the next twelve months, including expenses necessary to fulfill your obligations under the residential power plan agreement; ii) the extent to which you are actually using funds in your operations on a monthly basis; and iii) how much is anticipated to be required in order to commence intended operations, including a description of any milestones or timelines related to such commencement. Please consider presenting a comprehensive tabular disclosure of your needed capital by identifying the significant steps or milestones that will need to complete in implementing your business plan (including the various categories of your anticipated expenses), and the projected timeline for achieving each step.

18.   Please provide some basis for your disclosure that the company's "shareholders have expressed continued support during the funding period" by identifying the shareholder or the group of shareholders as well as explain how these shareholders have expressed their support.

Certain Risks as Uncertainties, page 12

19.   We note that you "do not undertake any obligation to publicly update any forward-looking statement..." Please revise your disclosure to clarify that under certain circumstances, applicable law may require you to update such statements.

Business, page 12

20.   You disclose that you plan to focus the majority of your resources on "developing solar modules that are enhanced with holographic optical technology." We also note your risk factor "Once we acquire renewable power technology…" on page five which suggests that you may acquire rather than develop holographic optical technology. Please revise your disclosure to the extent necessary to remove any inconsistencies and provide a detailed account of the steps you will undertake to accomplish this aspect of your business plan, considering that you currently do not own or license the required technology.

Holographic Optics, page 12

21.   Please revise your disclosure to provide the basis upon which you estimate that the selection and redirection of the optimal portion of the sunlight is expected to generate up

to 30% more kilowatt hours per watt of silicon when compared to traditional solar modules.

22. Please revise your disclosure to discuss whether the holographic modules you intend to develop are intended for residential and/or commercial use.

Principal Suppliers and Customers, page 13

23. We note your disclosure that Clear Skies Solar is currently your sole supplier. Please revise to explain the nature and terms of any arrangements you may have with them. Revise to include a risk factor addressing the fact that you have only one supplier currently and the potential impact to your operations and liquidity should this relationship be interrupted.

Regulatory Matters, page 14

24. To the extent that government approval of your products is necessary, please provide Item 101(h)(4)(viii) of Regulation S-K disclosure.

Government Subsidies and Incentives, page 14

25. Where you include factual statements about your industry, please identify the information source(s) serving as basis for your disclosure such as general articles or another source, including the year when the industry report/publication became available. If this information is based upon management's belief, please indicate that this is the case. In this regard, we note for example disclosure such as "[t]he market for solar energy products is, and for some time will continue to be, heavily dependent on public policies that support growth of solar energy." In addition, please revise your disclosure to cite and/or provide actual examples of the "tax incentive programs" at the federal and state level which you discuss in your disclosure.

26. If true, please confirm that all market and industry data represents information that was not commissioned by you for use in this registration statement. If you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Please file necessary consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act of 1933.

Building Codes, page 15

27. To the extent that building permits are required in connection with the installation of solar panels, please revise your disclosure to provide the necessary correlation between your business activities and the required licenses/permits. In this regard, we note that you have already incurred certain license and permit charges as disclosed in the "Operating Expenses" section on page 11.

Board Independence, page 15

28.   Given Mr. Bhansali's insider status, please revise your disclosure to state that he is not an
       independent director.

Certain Relationships and Related Transactions, page 16

29.   We note your disclosure with respect to your former President, Mr. Uribe. To the extent
       Mr. Uribe may be considered a control person or a promoter of the company, please
       expand your disclosure to the extent necessary to comply with all material requirements
       of Items 404(c) and (d) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 17

30.   We note your footnote (2) disclosure. It appears that 99,987,953 shares of common stock
       held by Mr. Bhansali represent outstanding shares of common which are subject to
       vesting. However, you disclose that there are 10,442,655 outstanding shares of common,
       which number does not take into account the restricted shares owned by Mr. Bhansali.
       Please explain. We note that Exchange Act Rule 13d-3(d)(1)(i) provides that securities
       which are not otherwise outstanding and that are subject to options, warrants, rights or
       conversion privileges shall be deemed to be outstanding for the purpose of computing the
       percentage of outstanding securities of the class owned by a person but shall not be
       deemed to be outstanding for the purpose of computing the percentage of the class by any
       other person. As disclosed, Mr. Bhansali appears to hold restricted shares of common
       stock and not a security convertible into the right to acquire such shares of common
       stock. We may have additional comments following the review of your response.

Selling Stockholders, page 18

31.   For each selling stockholder other than a natural person, please disclose whether the
       selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

32.   We note your footnote (1) disclosure and your Plan of Distribution Disclosure on page 22
       related to the selling stockholders ability to sell the shares under Rule 144. Please be
       advised that to the extent that the shares being offered by the selling stockholders
       constitute shares issued by a shell company, your disclosure must be revised to discuss
       the restrictions imposed upon resales pursuant to Rule 144 that apply if the company is
       classified as a shell company. Refer to Rule 144(i).

December 31, 2011 Financial Statements

Note 3. Property and Equipment, page F-10

33.   Please revise to explain the exact nature of "production equipment" and break out material amounts that may be grouped into this category. Explain why five years is an appropriate estimated useful life (from page F-8). Finally, describe under what circumstances such equipment will be placed in service.

Signatures

34.   Please have the registration statement signed on behalf of the principal accounting officer. Refer to Instruction 1 to Signatures in the Form S-1.

Exhibits

Exhibit 10.2 Agreement of Sale

35.   We note that the agreement with Clear Skies Solar has not been signed by Solid Solar Energy. Please advise or otherwise file the agreement as an exhibit in its final form.

Exhibit 23.1

36.   The consent states that the report dated May 3, 2012 relates "to the financial statements of Solid Solar Wind Energy, Inc. as of June 30, 2012 and for the period January 18, 2008 (date of inception) through June 30, 2012." However, the audit report on page F-2 is for the financial statements as of December 31, 2011 and for the period January 18, 2008 (date of inception) through December 31, 2011. Please revise to have your auditor refer to the correct dates for which the audit report has been rendered.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do, Staff Accountant at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director